UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: November 27, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Appointment of Additional Independent Director and appointment of Executive Director

November 27, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Appointment of Additional Independent Director and appointment of Executive Director

We wish to inform you that pursuant to the recommendations of the Nomination & Remuneration Committee, the Board of Directors of HDFC Bank Limited (“the Bank”) at its meeting held today, has approved the appointment of Dr. Harsh Kumar Bhanwala (DIN: 06417704) as an Additional Independent Director of the Bank for a period of 3 (three) consecutive years from January 25, 2024 to January 24, 2027 (both days inclusive), not liable to retire by rotation, subject to the approval of the shareholders of the Bank. Dr. Bhanwala is not related to any other Director or Key Managerial Personnel of the Bank.

Further, in continuation to our intimation dated June 30, 2023 and November 23, 2023, the Board has approved the appointment of Mr. V. Srinivasa Rangan (DIN: 00030248) as Executive Director (i.e., Whole-time Director) of the Bank for a period of 3 (three) years w.e.f. November 23, 2023, subject to the approval of the shareholders of the Bank.

The above appointments shall be placed before the shareholders of the Bank for their approval in due course. Further, Dr. Bhanwala and Mr. Rangan are not debarred from holding the office of a director, by virtue of any SEBI order or any other such authority.

A brief profile of Mr. Bhanwala is given below:

Dr. Harsh Kumar Bhanwala was the Executive Chairman of Capital India Finance Limited, an NBFC. Prior to that, from 2013 to 2020, Dr. Bhanwala was the Chairman of the National Bank for Agriculture and Rural Development (NABARD), the Government of India’s apex development bank, which oversees all aspects of agricultural credit as well as the supervision of regional rural banks and cooperative banks. Dr. Bhanwala began his career at NABARD and worked there for almost three decades. Prior to leading NABARD, he was the Chairman & Managing Director of the India Infrastructure Finance Company (IIFCL), Senior Vice President at IL&FS Water, and the Managing Director of the Delhi State Cooperative Bank. Dr. Bhanwala earned a B.Sc. in Dairy Technology from the National Dairy Research Institute – Karnal, an MBA from IIM Ahmedabad, and a PhD in Management from Maharshi Dayanand University.

A brief profile of Mr. Rangan is given below:

Mr. V. Srinivasa Rangan was the Executive Director and Chief Financial Officer of erstwhile Housing Development Finance Corporation Limited. He holds a Bachelor’s degree in Commerce from University of Delhi and is an Associate of The Institute of Chartered Accountants of India (ICAI).

He is an expert in finance, accountancy, audit, economics, corporate governance, legal & regulatory compliance, risk management and strategic thinking. He has vast experience in housing finance and real estate sector. Mr. Rangan has worked on international consulting assignments in housing finance in Ghana and the Maldives.

He has been a member of various committees related to financial services such as RBI’s Committee on Asset Securitisation and Mortgage Backed Securitisation, Technical Group formed by National Housing Bank (NHB) for setting up of a Secondary Mortgage market Institution in India, NHB’s Working Group on Covered Bonds and NHB’s Working Group on Credit Enhancement Mechanism.

Mr. Rangan was conferred the “Best CFO in the Financial Sector for 2010” by ICAI. He was also honoured with “Lifetime Achievement Award” at the sixth edition of Financial Express CFO Awards 2023.

You are requested to kindly take the above on your records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary